

Mail Stop 6010

September 25, 2007

Gregory Furness
Chief Financial Officer
Delphax Technologies, Inc.
6100 West 110th Street
Bloomington, Minnesota 55438-2664

      RE: Delphax Technologies, Inc.
               Form 10-K for the fiscal year ended September 30, 2006
               Filed December 29, 2006
               File No. 000-10691

Dear Mr. Furness:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Brian Cascio
                              Accounting Branch Chief